United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


                          For the month of March, 2000


                                  ICICI Limited
                 (Translation of registrant's name into English)

                                  ICICI Towers,
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)


           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F X                                  Form 40-F __


    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                    Yes __                                No. X


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                 Not applicable.

                                INDEX TO EXHIBITS

Item

1.       Press announcement by ICICI Limited.
2.       Press announcement by ICICI Limited.
3.       Press announcement by ICICI Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   March 17, 2000

                                                ICICI Ltd.


                                                By:   /s/ Jyotin Mehta
                                                  -----------------------------
                                                  Name:  Jyotin Mehta
                                                  Title: Joint General Manager &
                                                            Company Secretary